ENCANA CORPORATION

Suite 4400, 500 Centre Street S.E., P.O. Box 2850

Calgary, Alberta, Canada, T2P 2S5

            December 26, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Encana Corporation

Registration Statement on

Form S-4 (File No. 333-228666)

Dear Ms. Majmudar:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to December 26, 2018 or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by Encana Corporation of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Adam M. Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373- 3224.

*****

Very truly yours,

By:	/s/ Joanne L. Alexander

	Name:	Joanne L. Alexander
	Title:	Executive Vice-President & General
Counsel